Subject to Completion Preliminary Term Sheet dated July 1, 2021
Filed Pursuant to Rule 433
Registration Statement No. 333-227001
(To Prospectus dated September 7, 2018,
Prospectus Supplement dated September 7, 2018 and
Product Supplement EQUITY ARN-1 dated September
30, 2019)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2021 August , 2021 September , 2022
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF
◾      Maturity of approximately 14 months
◾     3-to-1 upside exposure to increases in the VanEck Vectors® Gold Miners ETF (the “Market Measure”), subject to a capped return of [26.00% to 30.00%]
◾     1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
◾      All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada
◾     No periodic interest payments
◾      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
◾      Limited secondary market liquidity, with no exchange listing
◾       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.
The initial estimated value of the notes as of the pricing date is expected to be between $9.15 and $9.65 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to RBC	$ 9.825	$

(1)
For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
July     , 2021

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Summary
The Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.  The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the VanEck Vectors® Gold Miners ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:
The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-23 of product supplement EQUITY ARN-1.

Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	[$12.60 to $13.00] per unit, which represents a return of [26.00% to 30.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).
Redemption Amount Determination
On the maturity date, you will receive a cash payment per unit determined as follows:

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Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product supplement EQUITY ARN-1 dated September 30, 2019: https://www.sec.gov/Archives/edgar/data/1000275/000114036119017583/form424b5.htm
◾	Series H MTN prospectus supplement dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
◾	Prospectus dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying prospectus supplement, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.
Investor Considerations

You may wish to consider an investment in the notes if:
◾	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.
◾	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.
◾	You accept that the return on the notes will be capped.
◾	You are willing to forgo interest payments that are paid on conventional interest bearing debt securities.
◾	You are willing to forgo the dividends or other benefits of directly owning shares of the Underlying Fund or the securities held by the Underlying Fund.
◾
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
◾
You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

◾	You seek principal repayment or preservation of capital.
◾	You seek an uncapped return on your investment.
◾	You seek interest payments or other current income on your investment.
◾	You want to receive dividends or have the other benefits of directly owning shares of the Underlying Fund or the securities held by the Underlying Fund.
◾	You seek an investment for which there will be a liquid secondary market.
◾	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.
We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Hypothetical Payout Profile and Examples of Payments at Maturity
The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $12.80 per unit (the midpoint of the Capped Value range of [$12.60 to $13.00]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure, excluding dividends.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a hypothetical Capped Value of $12.80 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual prices of the Market Measure, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to if you invested in the Market Measure. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
109.34	9.34%	$12.80(2)	28.00%
110.00	10.00%	$12.80	28.00%
120.00	20.00%	$12.80	28.00%
130.00	30.00%	$12.80	28.00%
140.00	40.00%	$12.80	28.00%
150.00	50.00%	$12.80	28.00%
160.00	60.00%	$12.80	28.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

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Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the hypothetical Capped Value, the Redemption Amount will be $12.80 per unit

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Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY ARN-1, page S-1 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
◾	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾
Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities held by the Underlying Fund.

Valuation- and Market-related Risks
◾
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

◾
The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Market Measure, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Market Measure, our creditworthiness and changes in market conditions.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks
◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
◾
The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

◾
You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own the Market Measure or the securities held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund or the issuers of those securities, and have not verified any disclosure made by any other company.

◾	There are liquidity and management risks associated with the Underlying Fund.
◾
The performance of the Market Measure may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.
◾
The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks
◾
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-41 of product supplement EQUITY ARN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.

Additional Risk Factors
An Investment in the Notes Is Subject to Risks Associated with the Gold and Silver Mining Industries.
All or substantially all of the stocks held by the GDX are issued by gold or silver mining companies. As a result, the stocks that will determine the performance of the GDX are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the GDX, the return on the notes will be subject to certain risks associated with a direct equity investment in gold or silver mining companies.
In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.
On the other hand, the GDX reflects the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the notes.
The Notes Are Subject to Exchange Rate Risk.
Because securities held by the GDX are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity may be exposed to fluctuations in the exchange rate between the U.S. dollar and each of the currencies in which those securities are denominated. These changes in exchange rates may reflect changes in various non-U.S. economies that in turn may affect the payment on the notes at maturity. An investor’s net exposure will depend on the extent to which the currencies in which the relevant securities are denominated either strengthen or weaken against the U.S. dollar and the relative weight of each security.

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Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
The Underlying Fund
All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Van Eck Associates Corporation (“Van Eck”). Van Eck, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of Van Eck discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1. None of us, the calculation agent, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund or any successor Underlying Fund.
The VanEck Vectors® Gold Miners ETF (“GDX”)
The GDX is an investment portfolio maintained, managed and advised by Van Eck. The VanEck VectorsTM ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the GDX.
The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”
The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index (the “Underlying Index”). The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.
The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The GDX will invest in all of the securities which comprise the Underlying Index. The GDX will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.
The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.
The NYSE Arca Gold Miners Index
The Underlying Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca.
Eligibility Criteria for Index Components
The Underlying Index includes common stocks, ADRs or GDRs of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the Underlying Index). Also, the Underlying Index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.
Currently, only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies already included in the Underlying Index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months.
NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.
Calculation of the Underlying Index
The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the Underlying Index was set at 500.00 on December 20, 2002 which is the index base date. The Underlying Index is calculated using the following formula:
Where:

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Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
t = day of calculation;
N = number of constituent equities in the underlying index;
Qi,t = number of shares of equity i on day t;
Mi,t = multiplier of equity i;
Ci,t = price of equity i on day t; and
DIV = current index divisor on day t.
Underlying Index Maintenance
The Underlying Index is reviewed quarterly to ensure that at least 90% of the Underlying Index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000.
At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:
(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;
(2)
the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.
Diversification Rule 1: If any component stock exceeds 20% of the total value of the Underlying Index, then all stocks greater than 20% of the Underlying Index are reduced to represent 20% of the value of the Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.
Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the Underlying Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.
Changes to the Underlying Index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the Underlying Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantities of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2011 through June 28, 2021.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 28, 2021, the Closing Market Price of the Underlying Fund was $33.98. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the Underlying Fund
This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
•
the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

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a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

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a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Market Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to the ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-19 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due September , 2022
Summary of Canadian Federal Income Tax Consequences
For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.
Summary of U.S. Federal Income Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
◾
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the Underlying Fund.

◾
Under this characterization and tax treatment of the notes, a U.S. holder (as defined on page 41 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.
◾
Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. The discussion in the accompanying product supplement is modified to reflect Internal Revenue Service guidance, which states that the U.S. Treasury Department and the Internal Revenue Service intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified equity-linked instruments that are not delta-one instruments and that are issued before January 1, 2023.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-41 of product supplement EQUITY ARN-1. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in that product supplement should be read as a reference to “Ashurst LLP.”
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Accelerated Return Notes®	TS-13